06 October 2003



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

03 OCT 21 AM 7: 21



03032800

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the Company"), a company organized under the laws of the Republic of Singapore (Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) JOINT VENTURE

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Encl.

Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

WANT WANT HOLDINGS LTD

JOINT VENTURE

The Directors of Want Want Holdings Ltd (the "Company") wish to announce that the Company has incorporated a subsidiary "Shanghai Li-Earl Foods Ltd" ("Joint Venture Company") in Shanghai, PRC. Total registered capital of the Joint Venture Company is US$400,000 of which 50% of the share capital is held by Nanjing Big-Want Foods Ltd (a wholly owned subsidiary of the Company incorporated in PRC) and the remaining 50% is held by Mdm Lin Li.

The principal activities of the Joint Venture Company are the production, processing and sale of poultry products. The Joint Venture Company will initially be focused on the processing and sale of goose products via retail channels (such as the setting up of restaurants) and wholesale channels.

The transaction is not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2003.

None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Adams Lin Feng I , Group Vice President and Director on 03/10/2003 to the SGX